                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                             CLIFFS DRILLING COMPANY
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00018682C1
 -------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                           CAMBRIDGE INVESTMENTS, LTD.
                              600 Montgomery Street
                                   27th Floor
                         San Francisco, California 94111
                            Tel. No.: (415) 627-3017
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
              Newman Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700


                                September 4, 1997
 -------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                Page 1 of 6 Pages

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_______________________________________________________________________________

CUSIP No.    00018682C1                                            SCHEDULE 13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Cambridge Investments, Ltd.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION
           U.S.A.
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   1,209,700 shares of Common Stock (See Item 5)
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |   0 shares of Common Stock (See Item 5)
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |   1,209,700 shares of Common Stock (See Item 5)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   0 shares of Common Stock (See Item 5)
_______________|_____|_________________________________________________________

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,209,700 shares of Common Stock (See Item 5.)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.93% of Common Stock (See Item 5)
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
          IA
______________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                Page 2 of 6 Pages

                         AMENDMENT NO. 1 OF SCHEDULE 13D


                  This Amendment No. 1 to Schedule 13D is being filed on behalf of Cambridge Investments, Ltd., a California corporation ("Cambridge" or "CIL"), registered as an investment advisor in the State of California, regarding shares of Cliffs Drilling Company acquired on behalf of certain of its clients.

Item 1.           Security and Issuer

                  Securities acquired:  Common Stock, $.01 par value

                  Issuer:   Cliffs Drilling Company
                            1200 Smith Street
                            Suite 300
                            Houston, Texas  77002
                            Tel. No. (713) 651-9426


Item 2.           Identity and Background

                  There is no change in this section.


Item 3.           Source and Amount of Funds

                  Cambridge, through Cambridge Energy Fund International Ltd. ("CEF"), Cambridge Energy, L.P. ("CELP"), Cambridge Oil & Gas, L.P. ("COG"), Cambridge Oil & Gas International, Ltd. ("COG Int'l"), Palamundo, LDC ("Palamundo"), Quantum Partners, LDC ("QUE"), (collectively, the "Funds"), has invested approximately $30,655,543.00 in Common Stock of the Issuer as described in Item 5 below. CEF, CELP, COG, COG Int'l, Palamundo, and QP, have invested approximately $9,765,908.66, $8,148,801.91, $3,513,552.50,
$2,976,866.20, $557,470.84, $5,692,942.79, respectively. The source of these funds was the respective working capital of each of the Funds.


Item 4.           Purpose of the Transaction

                  There is no change in this section.

Item 5.           Interest in Securities of the Issuer

                  (a) As of October 7, 1997, Cambridge is the beneficial owner of 1,209,700 shares of Common Stock, or 7.93% of the shares outstanding. Of the shares of Common Stock described above, (i) 462,166 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CEF; (ii) 444,190 are deemed

                                Page 3 of 6 Pages
beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CELP; (iii) 106,470 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG; (iv) 54,830 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG Int'l; (v) 18,244 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of Palamundo; and (vi) 123,800 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of QUE.

                  The number of shares beneficially owned by Cambridge, and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Act. The percentage of ownership of Cambridge on October 7, 1997 is based on an aggregate of 15,251,579 shares of Common Stock outstanding based upon the Issuer's 10-Q for the quarter ended June 30, 1997.

                  (b) Cambridge has the sole power to vote and dispose of shares of the Common Stock held for the institutional accounts of CEF, CELP, COG, COG Int'l, Palamundo, and QUE.

                  (c) The transactions in the Issuer's securities by Cambridge during the last 60 days are listed as Annex A attached hereto and made apart hereof.

                  (d) CEF, CELP, COG, COG Int'l, Palamundo, and QUE, have the right to participate in the receipt of dividends and/or proceeds from the sale of securities held on behalf of such funds.

                  (e) There is no change in this subsection.


Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

                  There is no change in this section.


Item 7.           Material to be Filed as Exhibits

                  There is no change in this section.

                                Page 4 of 6 Pages

                                      CDG

================================================================================================================================
         DATE                   TRANS                 SHARES                     PRICE                       ACCOUNT
                                (A/D)                                             ($)
--------------------------------------------------------------------------------------------------------------------------------
       08/14/97                   D                          (18,000)                    45.8333               JRT
--------------------------------------------------------------------------------------------------------------------------------
       08/14/97                   A                           18,000                     43.0000               JRT
--------------------------------------------------------------------------------------------------------------------------------
       09/03/97                   A                           13,500                     48.0759              COGI
--------------------------------------------------------------------------------------------------------------------------------
       09/03/97                   A                           29,500                     48.0759               QUE
--------------------------------------------------------------------------------------------------------------------------------
       09/04/97                   A                            5,600                     48.3546               COG
--------------------------------------------------------------------------------------------------------------------------------
       09/04/97                   A                            2,800                     48.3546              COGI
--------------------------------------------------------------------------------------------------------------------------------
       09/04/97                   A                            6,300                      48.354               QUE
--------------------------------------------------------------------------------------------------------------------------------
       10/01/97                   D                           (8,000)                     69.875               CEF
--------------------------------------------------------------------------------------------------------------------------------
       10/01/97                   D                           (7,600)                     69.875              CELP
--------------------------------------------------------------------------------------------------------------------------------
       10/01/97                   A                            4,500                     69.8750               COG
--------------------------------------------------------------------------------------------------------------------------------
       10/01/97                   A                           13,600                     69.8750              COGI
--------------------------------------------------------------------------------------------------------------------------------
       10/01/97                   D                             (300)                    69.8750               PAL
--------------------------------------------------------------------------------------------------------------------------------
       10/01/97                   D                           (2,200)                    69.8750               QUE
--------------------------------------------------------------------------------------------------------------------------------
       10/02/97                   D                           (2,700)                     70.125               CEF
--------------------------------------------------------------------------------------------------------------------------------
       10/02/97                   D                           (2,650)                     70.125              CELP
--------------------------------------------------------------------------------------------------------------------------------
       10/02/97                   A                            6,300                     70.1250              COGI
--------------------------------------------------------------------------------------------------------------------------------
       10/02/97                   D                             (150)                     70.125               PAL
--------------------------------------------------------------------------------------------------------------------------------
       10/02/97                   D                             (800)                     70.125               QUE
================================================================================================================================


                                Page 5 of 6 Pages

Signatures

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  October 7, 1997


                                                     CAMBRIDGE INVESTMENTS, LTD.


                                                     By:  /s/ Jocelyn Weingart
                                                        ------------------------
                                                         Jocelyn Weingart,
                                                         Vice President


                                Page 6 of 6 Pages